EXHIBIT 99.1

Alvotech Secures Term Loan Facility of USD 100 Million

  USD 100 million senior term loan facility with a 2-year maturity
  Strengthens liquidity to support execution across Alvotech’s R&D pipeline and global product launches through 2026
  Led by GoldenTree Asset Management

REYKJAVIK, Iceland, Dec. 31, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced a USD 100 million senior term loan facility with maturity in December 2027 aimed at strengthening liquidity and supporting the execution of Alvotech’s strategic priorities in 2026.

“This USD 100 million financing underscores the long-term commitment of our financing partners at GoldenTree and their alignment with Alvotech’s strategy,” said Robert Wessman, Chairman and CEO of Alvotech. “Their support strengthens our ability to execute on our growth plans, invest in R&D, and deliver high-quality biosimilars to patients worldwide.”

With the transaction, led by GoldenTree Asset Management, Alvotech secures financing from investors who share the Company’s confidence in its ability to execute, and the scale, quality and commercial potential of its biosimilar product pipeline. Alvotech remains committed to advancing its R&D pipeline, which currently includes 30 products in development and ranks among the most valuable biosimilar portfolios in the industry. In parallel, the Company continues to expand its production capacity and strengthen its supply chain to support four new global product launches through 2026.

The transaction, a senior term loan facility in an aggregate principal amount of USD 100 million, bears an interest rate of 12.50%, payable monthly in cash, and has a maturity date of 2 years. The transaction replaces the Company’s previously disclosed working capital facility (ABL) and provides Alvotech with access to the full USD 100 million throughout the term of the loan. This structure offers enhanced operational flexibility.

This term loan facility follows the successful arrangement of a strategic refinancing transaction maturing in June 2029, also led by GoldenTree Asset Management, as announced in June 2024. In addition, Alvotech announced in June 2025 the repricing of its existing facility to an interest rate of SOFR plus 6.0% per annum, equivalent to approximately 9.8% based on the 30-day average SOFR rate of ~3.8%

Further reinforcing its capital structure, Alvotech recently announced the successful placing of USD 108 million senior unsecured convertible bonds due 2030. Together these transactions position the Company to maintain its leading position and investment into its biosimilar development pipeline.

For further information, please contact:

Media
Benedikt Stefansson, VP Investor Relations and Global Communications
Sarah Macleod, Head of Global Communications
alvotech.media@alvotech.com

Investor Relations
Balaji Prasad, Chief Strategy Officer
Patrik Ling, VP Investor Relations Scandinavia (SE)
Benedikt Stefansson, VP Investor Relations and Global Communications (IS)
alvotech.ir@alvotech.com

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.